[ VALLEY FINANCIAL LETTERHEAD ]

November 3, 2004

By Facsimile and EdgarLink Transmission

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Valley Financial Corporation – Application to Withdraw Registration
Statement and Amendments thereto (Registration No. 333-119570)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Valley Financial Corporation, a Virginia corporation (the “Company”), hereby applies to withdraw its Registration Statement on Form SB-2 (Registration No. 333-119570), initially filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2004 (the “Registration Statement”).

No shares of the Company’s common stock have been offered or sold pursuant to the Registration Statement. The Company desires and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest, as contemplated by Rule 477(a). In particular, the Company needs to withdraw this Registration Statement in order to accommodate the requirements of the buyers. The Company expects to file a similar registration shortly on Form S-3 on behalf of the buyers, in effect replacing this Registration Statement and rendering it moot.

The Company understands that pursuant to Rule 477(b), this application will be deemed granted on November 3, 2004, the date this application was filed with the Commission, unless the Commission notifies the Company within 15 calendar days that the Company’s application will not be granted. For any such notification, or to provide a copy of the order granting withdrawal of the Registration Statement, the Company requests that the Commission contact Douglas W. Densmore, Esq., LeClair Ryan Flippin Densmore, P.C., 1800 Wachovia Tower, Drawer 1200, Roanoke, Virginia 24011.

Division of Corporation Finance

Securities and Exchange Commission

November 3, 2004

If you have any questions or comments regarding this application to withdraw the Registration Statement, please contact Douglas W. Densmore, Esq. at (540) 510-3024.

Very truly yours,

Valley Financial Corporation

By:	/s/ A. Wayne Lewis
A. Wayne Lewis Executive Vice President